As filed with the Securities and Exchange Commission on August 2, 2019
Registration No. 333-232615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to
FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INMODE LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
State of Israel	3845	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification No.)
Moshe Mizrahy
InMode Ltd.
Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206, Israel
Tel. +972-4-9096313
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Invasix Inc.
20996 Bake Parkway, Suite 106
Lake Forest, California 96230
Tel. +1-949-387-5711
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Anna T. Pinedo Brian D. Hirshberg Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 Tel. (212) 506-2275 Fax (212) 849-5767	Galia Amir Cheyne Sagi Omer Primes, Shiloh, Givon, Meir Law Firm 16 Derech Hayam Haifa 34741, Israel Tel. (972-4) 838-8332 Fax (972-4) 838-1401	Joshua G. Kiernan Nathan Ajiashvili Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Tel. (212) 906-1200 Fax (212) 751-4864	Chaim Friedland Ari Fried Gornitzky & Co. Zion House 45 Rothschild Blvd. Tel Aviv 6578403, Israel Tel. (972-3) 710-9191 Fax (972-3) 560-6555

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933, as amended. ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933, as amended. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note
InMode Ltd. is filing this Amendment No. 2 to its Registration Statement on Form F-1 (File No. 333-232615) as an exhibit-only filing in order to refile Exhibit 5.1 and include Exhibit 24.1 (previously filed) on the exhibit index. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

PART II

Information Not Required in Prospectus
Item 6.   Indemnification of Directors and Officers
Under the Israeli Companies Law, 1999, as amended, or the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association are to be effective upon the effectiveness of the registration statement. A company may not exculpate in advance a director from liability arising out of a breach of the duty of care with respect to a distribution.
Under the Companies Law, the Israeli Securities Law, 1968, or the Securities Law, and the Israeli Economic Competition Law, 1988, or the Economic Competition Law, a company may indemnify an office holder with respect to the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:
•
financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent;

•
expenses incurred by the office holder with respect to proceedings held pursuant to certain provisions of the Economic Competition Law;

•
a monetary liability imposed on the office holder in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) of the Securities Law;

•
expenses expended by the office holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Procedure” is defined as a procedure pursuant to Chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to Prevent Procedures or Interruption of Procedures Subject to Conditions) of the Securities Law.
Under the Companies Law, the Securities Law, and the Economic Competition Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:
•
a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•
a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•
a financial liability imposed on the office holder in favor of a third party;

•
expenses incurred by the office holder with respect to proceedings held pursuant to certain provisions of the Economic Competition Law;

•
a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•
expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:
•
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•
a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•
an act or omission committed with intent to derive illegal personal benefit; or

•
a fine, civil fine, monetary sanction or forfeit levied against the office holder.

The Securities Law and the Economic Competition Law also provide certain limitations on the ability of a company to indemnify, exculpate and insure office holders.
Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company, subject to certain exceptions, must be approved by the compensation committee and the board of directors and, with respect to certain office holders or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders. See “Management — Approval of Related Party Transactions under Israeli Law — Office Holders.”
Our amended and restated articles of association to be effective upon the effectiveness of the registration statement will permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law, the Securities Law and the Economic Competition Law, in respect of liabilities, payments and expenses incurred for acts performed and omissions committed as an office holder, either pursuant to an undertaking made in advance of an event or following an event.
Prior to the effectiveness of the registration statement, we intend to obtain directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by applicable law. In addition, prior to the effectiveness of the registration statement, we intend to enter into agreements with each of our directors (including our director nominees) and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon the effectiveness of the registration statement and applicable law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. Such indemnification amounts will be in addition to any amounts available under our directors’ and office holders’ liability insurance policy. Each office holder who agrees to receive this letter of indemnification will also give his or her approval to terminate all previous letters of indemnification that we have provided to him or her, if any. Upon of the effectiveness of the registration statement, the maximum and aggregate indemnification amount to all current and future indemnified persons under such agreements is the greater of  (i) an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (ii) $40 million.
Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued the following securities pursuant to the exercise of stock options under our equity compensation plans at exercise prices ranging from $0.20 to $0.56 per ordinary share:
	No. of Options Exercised	Date of Issuance
	89,450	May 2, 2016
	37,807	June 16, 2016
	20,574	January 29, 2017
	67,580	October 11, 2017
	11,937	December 18, 2017
	65,600	January 11, 2018
	201,591	February 20, 2018
	9,691	April 11, 2018
	2,863	June 10, 2018
	1,490	July 23, 2018
	26,835	August 12, 2018
	5,969	August 26, 2018
	17,890	October 4, 2018
	15,653	January 3, 2019
	25,046	January 28, 2019
	223,625	February 12, 2019
	26,835	May 6, 2019
TOTAL	850,436
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, Regulation S under the Securities Act, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering, sales by an issuer in an offshore transaction, or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The sales of these securities were made without any general solicitation or advertising.

Item 8.   Exhibits and Financial Statement Schedules
(a)
The Exhibit Index is hereby incorporated by reference herein.

(b)
Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 9.   Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)
for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association, as amended, as currently in effect
3.2*	Form of Articles of Association to be effective upon the effectiveness of the registration statement
4.1*	Form of Share Certificate
5.1	Opinion of Primes, Shiloh, Givon, Meir Law Firm
8.1*	Opinion of Mayer Brown LLP
10.1*	Invasix Ltd. 2008 ROW Option Plan
10.2*	Invasix Ltd. 2008 Israeli Option Plan (English translation)
10.3*	InMode Ltd. 2018 Incentive Plan
10.4*	Form of Indemnification Agreement
10.5*	Consultancy Agreement, dated August 1, 2018, by and between InMode Ltd. and Mr. Moshe Mizrahy
10.6*	Employment Agreement, dated July 1, 2017, by and between Invasix Corp. and Dr. Michael Kreindel
10.7*	Form of Option Award for Israeli Employees, Officers and Directors and Form of Option Award for Consultants, Service Providers and Non-Israeli Employees, Officers and Directors
10.8*	Equity Joint Venture Agreement, dated January 11, 2017, by and between Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) and Invasix Ltd.
10.9*	Turn-Key Manufacturing Agreement, dated April 1, 2011, by and between Invasix Ltd. and Flextronics Israel Ltd.
10.10*	Turn-Key Manufacturing Agreement, dated November 7, 2013, by and between Invasix Ltd. and STI Laser Industries Ltd.
10.11*	Lease Agreement, dated April 16, 2018, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation). Supplemental Lease Agreement, dated January 13, 2019, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation)
10.12*	Founders Memorandum of Understanding dated March 4, 2014, by and between Invasix Ltd. and Wigmore Medical Limited
10.13*	Compensation Policy
21.1*	List of Subsidiaries
23.1	Consent of Primes, Shiloh, Givon, Meir Law Firm (included in Exhibit 5.1)
23.2*	Consent of Kesselman & Kesselman, Certified Public Accountants (Israel), independent registered public accounting firm and member firm of PricewaterhouseCoopers International Limited
23.3*	Consent of Director Nominee (Dr. Hadar Ron)
23.4*	Consent of Director Nominee (Bruce Mann)
23.5*	Consent of Director Nominee (Dr. Michael Anghel)
23.6*	Consent of Director Nominee (Dr. Michael Kreindel)
24.1*	Power of Attorney

*
Previously filed.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Yokneam, Israel on this 2nd day of August, 2019.
INMODE LTD.
By:	/s/ Moshe Mizrahy
	Name:	Moshe Mizrahy
	Title:	Chief Executive Officer and Chairman of the Board of Directors
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons for InMode Ltd. in the capacities indicated, on the dates indicated.
Signature	Title	Date
/s/ Moshe Mizrahy Moshe Mizrahy	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	August 2, 2019
* Yair Malca	Chief Financial Officer (Principal Financial and Accounting Officer)	August 2, 2019
* Dr. Michael Kreindel	Chief Technology Officer and Director Nominee	August 2, 2019
* Dr. Hadar Ron, M.D.	Director Nominee	August 2, 2019
* Bruce Mann	Director Nominee	August 2, 2019
* Dr. Michael Anghel	Director Nominee	August 2, 2019
* By: /s/ Moshe Mizrahy Moshe Mizrahy Attorney-in-Fact

Authorized Representative in the United States
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of InMode Ltd., has signed this Registration Statement in the city of Lake Forest, the State of California, on August 2, 2019.
INVASIX INC.
By:	/s/ Yair Malca
	Name:	Yair Malca
	Title:	Chief Financial Officer